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                                                                    EXHIBIT 99.6

The following is a form of the Employee Retention Stock Option Agreement entered into on March 18, 2003, by and between the Company and the following individuals:

 Name                           Total Option Shares
 -----------------------------------------------------
 1. Lee Carducci                50,000
 2. Geoff Owen                 120,000
 3. Wiley McCoy                210,000
 4. Chris Panzl                 75,000
 5. Russ Pollack                45,000

Grant Date: March 18, 2003
Exercise Price Per Share: $0.43
Total Option Shares: ___________ shares

EMPLOYEE RETENTION STOCK OPTION AGREEMENT

This Employee Retention Stock Option Agreement is made as of the 18th day of March, 2003, by and between McLaren Performance Technologies, Inc., a Delaware corporation, and ____________ ("Grantee"), pursuant to the McLaren 2000 Stock Option Plan (the "Plan"). The undersigned hereby agree as follows:

1. DEFINITIONS. The initially capitalized terms used herein shall have the meanings ascribed to them in the Plan, except as otherwise expressly provided in this Employee Retention Stock Option Agreement.

2.  GRANT AND EXERCISE OF OPTION.

(a) This Employee Retention Stock Option Agreement evidences the grant by the Corporation on the Grant Date set forth above to the Grantee of a Non-statutory Stock Option to purchase the Shares set forth above at the Exercise Price Per Share set forth above subject to the terms provided herein and in the Plan (the "Option").

(b) The Option shall become exercisable, subject to Section 6 of the Plan, at 12:01 a.m. on November 18, 2003.

(c) Notwithstanding any other provisions of the Plan or this Employee Retention Stock Option Agreement, the Option will expire 10 years after the Grant Date.

(d) Grantee acknowledges that the Options granted hereby are granted to provide an incentive for the Grantee to continue to remain actively involved in the affairs of the Corporation. Accordingly, if the Grantee ceases to be an Employee as a result of voluntary termination of employment or retirement, the Option will on the date on which the Grantee ceases to be an Employee. An Employee shall be regarded as retired if his or her employment terminates after his or her 65th birthday. The Option may be exercised only as to the number of Shares for which it could have been exercised, pursuant to the Plan and this Employee Retention Stock Option Agreement, at the time the Grantee's employment was terminated as a result of retirement.

(e) If the Grantee ceases to be an Employee because of Disability or death, the Option may only be exercised by him or her, or in case of death, by his or her legal representative or by the person who acquired the right to exercise the Option pursuant to the Plan, within 12 months after his or her death or termination of employment due to Disability. The Option will become fully vested if Grantee dies or becomes Disabled prior to Grantee ceasing to be an Employee as a result of voluntary termination of employment or retirement.

(f) The Option will terminate to the extent that it no longer can be exercised in accordance with the Plan or this Employee Retention Stock Option Agreement.

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(g) Any election to exercise the Option shall be accomplished as provided in the
Plan and shall be in writing, signed by the Grantee or by his legal representative or other person authorized to exercise the Option and shall be effective when received by the Corporation at its offices in Livonia, Michigan, stating the number of Shares with respect to which it is being exercised, accompanied by payment as required by the Plan and by such additional reasonable documentation evidencing the right to exercise as the Corporation may require. The purchase price shall be paid by bank check or wire transfer of immediately available federal funds, or such other form of consideration as is designated by the Plan, including the methods provided in Section 9(d) of the Plan if permitted by the Committee at the time of exercise.

(h) The Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to exercise of the Option, the Corporation may require the person exercising the Option to make any representation and warranty to the Corporation as may be required by any applicable law or regulation.

3. WITHHOLDING. No Shares will be transferred pursuant to the exercise of the Option unless and until the person exercising the Option shall have remitted to the Corporation an amount sufficient to satisfy any federal, state or local withholding tax requirements, or shall have made other arrangements reasonably satisfactory to the Corporation with respect to such taxes. The satisfaction of this withholding obligation shall be accomplished in conjunction with the terms of the Plan.

4. TERMINATION FOR CAUSE. Notwithstanding any other provision in the Plan or this Employee Retention Stock Option Agreement, if the employment relationship of the Grantee with the Corporation is terminated by the Corporation for Cause, the Option is canceled to the extent not previously exercised.

5. EFFECT ON EMPLOYMENT RELATIONSHIP. Neither the grant of the Option, nor the issuance of Shares upon exercise of the Option, shall give the Grantee any right to be retained in the employ of the Corporation, affect the right of the Corporation to discharge or discipline such Grantee at any time, or affect any right of such Grantee to terminate his or her employment.

6. PROVISIONS OF THE PLAN. The Option and this Employee Retention Stock Option Agreement are subject in their entirety to the provisions of the Plan, a copy of each of which is available to the Grantee; provided, that in the event of any conflict between the terms of the Option, as set forth in this Employee Retention Stock Option Agreement, and the Plan, the terms of the Employee Retention Stock Option Agreement shall control. The Corporation shall furnish a copy of the Plan to the holder of the Option without charge upon written request.

7. AMENDMENT. Subject to Plan terms, this Employee Retention Stock Option Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Employee Retention Stock Option Agreement as of the date first written above.

McLAREN PERFORMANCE TECHNOLOGIES, INC.

By:__________________________________________
      Hayden H. Harris, Chairman of Board and
      member of the Compensation Committee

GRANTEE

_____________________________________________
___________